March 4, 2013

Via Edgar Transmission

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Arno Therapeutics, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed January 29, 2013
File No. 333-185690

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 8, 2013 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced amended registration statement (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

We note your response to our prior comment 1. We have carefully considered your analysis of your proposed offering, and we respectfully disagree that the totality of the facts and circumstances permit characterizing this transaction as one eligible to be made under Rule 415(a)(1)(i). In this regard, we would highlight the following factors:

•	The size of your proposed offering is greatly disproportionate to the number of issued and outstanding shares of common stock currently held by non-affiliates;

•	Your registration statement was filed 30 days after the initial closing, and eight days after the subsequent closing, of the 2012 Debenture and Warrant Offering;

Jeffrey P. Riedler

March 4, 2013

•	Both the Debentures and the Warrants appear to have toxic features in that (a) they were issued with a conversion/exercise price that was at a substantial discount to the market price at the time the 2012 Debenture and Warrant Offering was completed and (b) they possess anti-dilution features that provide for a downward adjustment in the conversion/exercise price in the event that you any grant any right [sic] to purchase or issue any common stock and/or securities convertible or exchangeable into common stock at an effective price per share less than the conversion/exercise price of the Debentures or Warrants, as applicable; and

•	Since you have approximately $594,000 in cash and cash equivalents as of September 30, 2012, it does not appear that you have the ability to service the convertible notes in cash.

Based on the factors noted above, this appears to us to be a primary offering. You should therefore amend your registration statement to identify the selling stockholders as underwriters and state the price at which they will sell the securities. Alternatively, please withdraw this registration statement with a view toward filing one at the time of each conversion/exercise.

Response:

Overview; proposed reduction to number of Shares being registered

For the reasons set forth in our prior response letter dated January 29, 2013, the Company continues to believe that the proposed resale of shares by the selling stockholders as contemplated in the Registration Statement is not a primary offering and is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). Nonetheless, in response to the Staff’s comment and in accordance with our telephone conferences with the Staff, we propose to amend the Registration Statement to reduce the number of Shares registered thereunder by more than 75%, from 208,815,953 to 49,524,003, consisting solely of the Shares issuable upon exercise of the Series B Warrants. As a result of the Staff’s review of the Registration Statement and related issues, the Company has been in discussions with the investors in its 2012 Debenture and Warrant Offering, who have collectively indicated a desire to have the Shares underlying the Series B Warrants registered ahead of the Shares underlying the Debentures and Series A Warrants in order to facilitate the use of such Warrants as a future means of providing additional financing to fund the Company’s operations.

We believe that this substantial reduction in the number of Shares being registered, combined with the other factors described in our prior response letter and the additional analysis set forth below, will alleviate the Staff’s concerns regarding the characterization of the offering as a valid secondary offering under Rule 415(a)(1)(i).

Jeffrey P. Riedler

March 4, 2013

Timing of Registration Statement

The Company respectfully disagrees with the Staff’s focus on the amount of time between the initial closing on November 26, 2012, the subsequent closing on December 18, 2012, and the filing of the Registration Statement on December 26, 2012. As is customary in PIPE transactions, the Company agreed to file the Registration Statement within 30 days following the date of the Registration Rights Agreement, or by December 26, 2012. As of the date of this letter, the selling stockholders have held the Debentures and Warrants for over two or three months, as applicable, without the ability to sell the underlying Shares in the open market. Moreover, as discussed in our prior response letter, each investor in the 2012 Debenture and Warrant Offering has demonstrated conduct and/or reputation as being a fundamental “buy and hold” investor and the Company is aware of no evidence that the selling stockholders intend to sell their shares as soon as possible following effectiveness of the Registration Statement. We believe the selling stockholders’ preference to have the Registration Statement cover only the Series B Warrant Shares further demonstrates their fundamental nature as investors. In accordance with their terms, the Series B Warrants may be exercised on a cashless (net exercise) basis if there is not an effective registration statement covering their resale. As a result, if they were merely interested in “flipping” the Shares upon exercise of the Series B Warrants, the selling stockholders would be indifferent to having such Shares covered by the Registration Statement. The Company submits that the investors’ desire to exercise the Series B Warrants for cash is evidence of their further fundamental support of the Company and its ability to fund its future operations, which is a benefit to all of the Company’s stockholders.

Further, as a practical matter, the selling stockholders are limited in the number of Shares they can sell at any time. As discussed below, while the Company’s common stock is quoted on the OTCBB, the stock’s trading volume has historically been very low (note that only 84,333 shares of the Company’s common stock, in the aggregate, were traded during all of 2012). In addition, the Debentures and Warrants issued to many of the selling stockholders provide that the selling stockholder may not convert or exercise such Debentures or Warrants to the extent that the selling stockholder would beneficially own in excess of 9.99% of the Company’s outstanding common stock immediately after giving effect to such conversion or exercise. Given these facts, the selling stockholders did not expect to have, and do not for the foreseeable future have, the ability to quickly exit their position even if they desired to do so. Rather, the selling stockholders have been, and continue to be, exposed to significant market risk since their purchase of the Debentures and Warrants. We respectfully submit that these facts and circumstances are not characteristic of underwriter status.

Jeffrey P. Riedler

March 4, 2013

Whether or not the Debentures and Warrants are “toxic” securities

The Company respectfully disagrees with the Staff’s view that the Debentures and Warrants contain “toxic” features. As discussed in our prior response letter, neither the Debentures nor the Warrants contain “toxic” provisions whereby the applicable conversion or exercise price floats in accordance with the market price of the underlying Shares. Unlike the “toxic” provisions that have in the past been identified by the Staff as causing particular concern in certain transactions, the Debentures and Warrants merely contain customary anti-dilution provisions.

In addition, we note the Staff’s observation that the Debentures and Warrants were issued with a conversion/exercise price that was at a substantial discount to the market price at the time the 2012 Debenture and Warrant Offering was completed. However, because the Company’s common stock is very thinly traded, we do not believe its trading prices should be viewed as accurate reflections of fair market value. For example, while the per share price of the Company’s common stock on the OTCBB on November 26, 2012, the date of the Purchase Agreement, was $0.50, the stock had traded at a per share price of just $0.10 on October 31, 2012, less than one month earlier and at a time when the Company and the lead investors had already agreed to the conversion and exercise prices of the Debentures and Warrants. Moreover, the aggregate trading volume of the Company’s common stock between October 31, 2012 and November 26, 2012, as reported on the OTCBB, was only 4,340 shares. Due to this extremely limited and sporadic trading history, the Company respectfully submits that the terms of the 2012 Debenture and Warrant Offering, which were negotiated at arm’s length between the Company and the lead investors in the offering, who were not previously investors in the Company and did not otherwise have a prior relationship with the Company, are more indicative of the fair market value of the Company’s common stock at the time of the offering. Specifically, the Company and the lead investors viewed the $0.30 per share conversion price of the Debentures and the exercise price of the 18-month Series B Warrants as reflective of the common stock’s current fair market value, and viewed the $0.50 per share exercise price of the five-year Series A Warrants as representing a premium over the common stock’s fair market value.

Ability to service the Debentures

While the Staff correctly observes that the Company had approximately $594,000 in cash and cash equivalents as of September 30, 2012, we believe an analysis of the Company’s ability to service the Debentures in cash must also consider the net proceeds to the Company from the sale of the Debentures and Warrants, which were approximately $13.7 million. As described in the Registration Statement, the initial closing of the sale of the Debentures and Warrants occurred after, and is therefore not reflected on, the September 30 balance sheet referenced by the Staff. As stated in our prior response letter, the Company plans to make all payments on the Debentures, as evidenced by the Company making its first pro-rated quarterly interest payment of approximately $105,000 on January 1, 2013, in accordance with the terms of the Debentures.

Jeffrey P. Riedler

March 4, 2013

Conclusion

Based on the foregoing considerations, including the Company’s proposal to amend the Registration Statement to substantially reduce the number of Shares registered thereunder from 208,815,953 to 49,524,003 (consisting solely of the Shares underlying the Series B Warrants), we believe and respectfully submit that the totality of the facts and circumstances permit characterizing this transaction as one eligible to be made under Rule 415(a)(1)(i).

* * *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Ms. Amy Reischauer, Esq.
Ms. Jennifer Riegel, Esq.
Mr. Glenn R. Mattes